

Mail Stop 3561

June 1, 2016

Liew Kok Hong
President, Chief Executive Officer and Chief Financial Officer
Umatrin Holding Limited
315 Madison Avenue
3rd Floor PMB #3050
New York, NY 10017

> **Re: Umatrin Holding Limited**
> **Registration Statement on Form S-1**
> **Filed May 11, 2016**
> **File No. 333-211289**

Dear Mr. Liew Kok Hong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since the company is a former shell company, please discuss in your prospectus the prohibition on resales under Rule 144 of the Securities Act of 1933 until the conditions set forth in Rule 144(i) are met. Also provide risk factor disclosure of the limitations on resales pursuant to Rule 144(i).

2. In an appropriate place, please provide the disclosure required by Item 407(a) of Regulation S-K.

3. In an appropriate place, please revise to provide the information required by Item 506 of Regulation S-K, or explain to us in detail how you calculated the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them

in transactions during the past five years, or which they have the right to acquire, and how you determined that there was no dilution to new investors when compared to the offering price of $0.02 per share.

Cover Page

4.   Please state prominently on the cover page of your prospectus that your auditors have issued a going concern opinion.

Summary Information, page 5

5.   Elsewhere in your registration statement, you identify Mr. Liew Kok Hong and Mr. Sri Warren Eu Hin Chai as significant shareholders, controlling approximately 31% and 47%, respectively, of the voting power of your issued and outstanding voting securities. Please revise your summary to describe the controlling interest of your two executive officers.

6.   Please revise your disclosure to clarify that you were a shell company immediately prior to the acquisition of Umatrin.

Where You Can Find Us, page 6

7.   We note your disclosure here that your business office is located in Canada, and your registered statutory office is located in Nevada. Yet on the cover page you identify your principal executive office as in New York. Please advise or revise.

Risk Factors, page 7

General

8.   We note, per your disclosure on page 5, that the company's operational office is located in Malaysia. It also appears that your executive officers and certain directors reside in Malaysia. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U.S. federal securities laws against company assets and the company's officers and directors, to the extent applicable, located in foreign jurisdictions.

"We are subject to extensive government regulation…", page 9

9.   Please enhance your disclosure to include discussion of specific risks or known concerns associated with conducting business in Malaysia including, but not limited to, acquiring necessary permits or licenses, challenges to protecting intellectual property, regulation affecting foreign-based businesses operating in Malaysia and/or tax issues. To the extent the company has not yet obtained all required licenses, permits or approvals, please

clearly describe the foregoing. Additionally, consider any other Malaysian laws, regulations or customs that could present material risks to your business.

Use of Proceeds, page 13

10.   Please tell us your estimated annual cost of being a public company, including the costs associated with your independent auditor and the costs associated with filing all required information with us. Please tell us why you did not include these costs in your use of proceeds. If you expect to fund these costs from another source, please disclose to your investors the expected amount of these costs and how they will be funded.

11.   Please revise your description of the planned use of proceeds, either here or in another appropriate location in your filing such as MD&A, to explain in more detail your plans for the company following this offering. In doing so, please explain in more detail the specific activities you will undertake to use the proceeds for each category of expenses listed in this table, explain the anticipated timing of such activities, and explain how the outcome will differ at the different levels of funding if each of 10%, 25%, 50%, 75% and 100% of the shares are sold. For example, for the line titled "Marketing of the Company's Products," explain in detail how the funds will be spent under each of the 10%, 25%, 50%, 75% and 100% scenarios, including whether the marketing will be online or in person and whether you will hire any new employees; the timing of spending the funds under each scenario; and how the outcome will differ under each scenario. For the line titled "Expansion of Product Lines and Research and Development," in addition to the above requested information, also disclose how you will expand your product lines, what you will research and develop, and who will perform the research and development. For the line titled "Acquisition of Warehouse and Land, and Building of Factory to Manufacture Products," in addition to the above requested information, also disclose specifically which products your factory would manufacture and the extent to which you would continue to buy products from suppliers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 16

12.   Management's Discussion and Analysis does not provide any meaningful discussion of how the company generates revenue. Please expand your disclosure to discuss your sources of revenue, including the amount of revenue provided by each source. In this regard we note your disclosure on page 21 that you sell certain beauty, health and wellness products through a network of 20,000 customer-dealers, online, via your retail store, and through wholesale trade.

Umatrin's Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014, page 16

13.   Please enhance your disclosure to provide meaningful explanations of year over year changes in your financial condition and operating results for the periods presented. For example, we note a significant increase in selling, general and administrative expenses in fiscal year 2015 and an increase in sales; however, your disclosure does not address the material underlying reasons for those changes. You note that sales increased 9% through the improving market condition in the local market in Malaysia, but it's unclear the extent to which such increase was attributable to increases in prices or volume of goods sold or to the introduction of new products. Please also revise to explain in more detail the local market condition in Malaysia and how this market condition improved during 2015. Refer to Item 303(a)(3) of Regulation S-K.

Gross profit and gross margin, page 17

14.   Please revise to better explain to investors how you are able to generate a gross profit margin of 82% on your sales. In doing so, please clearly disclose the types of costs that you classify as cost of sales, including if applicable inventory costs, warehousing costs, any shipping costs incurred to receive your inventory from suppliers and any shipping costs incurred to deliver your products to your customers. If any of these costs are with related parties, please clearly disclose this fact. For example, we note that all of your inventory is purchased from related parties.

Liquidity and Capital Resources, page 17

15.   We note your disclosure that you "will need additional cash to support [your] daily operations." In discussing your expected liquidity needs, please state the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources. In addition, quantify the anticipated costs and amount of additional capital that will be needed in order to fund the company's projected operations and satisfy its obligations for a minimum of twelve months from the date of the prospectus. Refer to Item 303(a)(1) of Regulation S-K.

16.   Please include in your disclosure a discussion of how you will prioritize the use of existing cash resources to pay for the various plans, known material costs and fixed operational expenses discussed elsewhere in your registration statement, including, without limitation, offering costs, the business expansion plan, and any remediation efforts in connection with the material weaknesses you identified in your Form 10-K for the fiscal year ended December 31, 2015.

Description of Business

General

17.   You indicate elsewhere in your registration statement that the company's auditors have

issued a going concern opinion, the company's current assets are insufficient to fund its planned operations, and the company is "attempting to execute [its] business plan." Please revise your disclosure in this section to ensure that the status of the company's current business operations is clearly and consistently presented.

Main Business Activities, page 21

18.   We note your disclosure that you are the sole distributor for certain health and beauty care products in Asia, including those identified in the section entitled "Our Products," in addition to selling your own product line, Akero Secret. We further note that the company "provides technology and services to enable consumers, merchants and other participants to conduct business in [your] cloud-based trading system." Please revise your disclosure to clarify the nature of the aforementioned trading system business, including whether third parties sell their own products or services directly through your website. Additionally, when discussing products you sell, clearly distinguish products you manufacture or own from those that you distribute, and avoid referring to the latter as "our products." Finally, please revise your disclosure to clarify whether you manufacture any products, and to discuss the impact on your business of the expiration of the Authorized Exclusive Distributorship with HYUNDAI Healthy Lifestyle Sdn Bhd.

Raw Materials and Suppliers, page 24

19.   You state that you do not depend on any principal suppliers. However, the financial statements of U Matrin Worldwide Sdn. Bhd. in Note 6 "Related Party Transactions" indicate that all of your inventory was purchased from two related party suppliers, specifically JS Health & Beauty Sdn. Bhd. and Creative Iconic Sdn. Bhd. Please revise your disclosure on page 24 to state this information.

20.   We note that you possess six licenses from the Ministry of Health Malaysia. Please revise to explain the nature of these licenses, including what rights they provide to the company, their duration, and whether they relate to Akero Secret or other products.

Government Regulation, page 26

21.   Please clarify whether the Ministry of Health in Malaysia has approved all products you sell, including those which you distribute on behalf of third parties. Additionally, to the extent such approval is required, please describe the approval process, including any known obstacles or material costs.

Directors, Executive Officers, Promoters and Control Persons

Directors and Executive Officers, page 30

22.   Please revise to disclose the required biographical information required for each of your executive officers and directors. In particular, ensure such disclosure describes (i) the

specific business experience during the past five years for the foregoing persons, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and (ii) for each director, (x) any directorships held by such person during the past five years and (y) the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director for the company. In this regard, we note your disclosure on page 36 suggesting that certain company directors also serve as directors of other companies. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 36

23.   You indicate that Mr. Ho Phooi Keow is a director, majority shareholder and officer of the company. However, he is not identified as a director or officer per your disclosure beginning on page 30, nor as a major shareholder in your beneficial ownership table on page 35. Please advise or revise.

Umatrin Holding Limited Financial Statements for the Fiscal Year Ended December 31, 2015

Note 9. Business Combination, page F-15

24.   You state that the acquisition of Umatrin was accounted for as a business combination under common control as both you and Umatrin were owned by the same controlling shareholders. Please revise your disclosure to identify the person(s) who controlled you and Umatrin immediately prior to the merger.

U Matrin Worldwide Sdn. Bhd. Financial Statements for the Fiscal Year Ended December 31, 2015

Note 2. Significant Accounting Policies

Inventories, page F-27

25.   Please tell us why your balance sheet reflects no inventory at December 31, 2014 despite the fact that you sold $2.9 million of products during 2014. For example, if management determined that you did not need to hold inventory given that your related party suppliers had inventory in stock to meet your customers' needs, please tell us that. Also explain to us what changed during 2015 that caused you to have an inventory balance at December 31, 2015.

26.   Please tell us in detail any circumstances under which you can return inventory to your suppliers, and revise your inventories accounting policy to also disclose such matters to your investors.

Revenue Recognition, page F-27

27.   Please tell us the dollar amount of revenue earned from direct sales of your products to customers and the dollar amount of revenue earned from selling products through your independent dealers. With regards to your independent dealers, tell us in detail the point at which you record revenue and cost of sales for products given to such dealers, and tell us in detail any circumstances under which such dealers can return those products to you. Please revise your revenue recognition accounting policy to also disclose such matters to your investors.

28.   Please tell us whether any single independent dealer generated 10% or more of your revenue in 2015. If so, tell us the name of each such independent dealer, the percentage of your revenue generated through them, and the amount of receivables due from this dealer at December 31, 2015.

Commission, page F-27

29.   Please revise to disclose in more detail when and how commissions are earned. Also explain how commissions are calculated, including whether they are a percentage of the dollar amount of products that a dealer purchases from you or whether they are a percentage of the dollar amount of products that a dealer sells to a customer.

Shipping and Handling Revenue and Expenses

30.   Please disclose your accounting policy for shipping and handling revenue as specified by ASC 605-45-45-20. Also disclose your accounting policy for shipping and handling expenses as specified by ASC 605-45-50-2. If these accounting policies are not applicable to you because you do not have shipping and handling revenue or shipping and handling expenses, then explain to us in detail why you do not have this revenue or this expense.

Unaudited Pro Forma Combined Financial Information, page F-35

31.   Please revise the pro forma statements of operations and comprehensive income/loss to disclose pro forma earnings per share and the related pro forma weighted average common shares outstanding. Also provide a pro forma footnote explaining how these amounts were calculated. Refer to Rule 11-02(b)(7) of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 41

32.   For each of the transactions disclosed, please indicate the exemption from registration that was claimed and briefly describe the facts relied upon to make such execution available. Refer to Item 701(d) of Regulation S-K.

Signatures

33.   Please revise the second signature block to include the signature of your principal accounting officer. Refer to Instruction 1 to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Gregg E. Jaclin, Esq.
    Szaferman Lakind Blumstein & Blader, PC